Exhibit 99.1

ASUR Announces Total Passenger Traffic for September 2023

Passenger traffic increased year-on-year by 2.7% in Mexico and 24.1% in Puerto Rico and decreased 13.7% in Colombia

MEXICO CITY, Oct. 5, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for September 2023 reached a total of 4.9 million passengers, 0.8% above the levels reported in September 2022.

Passenger traffic increased year-on-year by 2.7% in Mexico and 24.1 % in Puerto Rico, and declined 13.7% in Colombia. Passenger traffic growth in Mexico was mainly driven by domestic traffic up 9.0% which offset a 4.8% decline in international traffic, while Puerto Rico reported increases of 22.0% in domestic traffic and 46.4% in international passengers. Passenger traffic in Colombia remained negatively affected by the suspension of operations of two local airlines since the beginning of 2023.

This announcement reflects comparisons between the periods September 1 through September 30, 2023 and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
	September		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	2,892,837	2,969,995	2.7	28,971,916	32,481,343	12.1
Domestic Traffic	1,569,259	1,710,341	9.0	13,369,220	15,759,432	17.9
International Traffic	1,323,578	1,259,654	(4.8)	15,602,696	16,721,911	7.2
San Juan, Puerto Rico	628,379	779,645	24.1	7,714,993	9,276,974	20.2
Domestic Traffic	574,079	700,161	22.0	7,041,345	8,304,336	17.9
International Traffic	54,300	79,484	46.4	673,648	972,638	44.4
Colombia	1,366,126	1,179,114	(13.7)	12,048,267	11,011,229	(8.6)
Domestic Traffic	1,134,432	935,316	(17.6)	10,056,838	8,850,024	(12.0)
International Traffic	231,694	243,798	5.2	1,991,429	2,161,205	8.5
Total Traffic	4,887,342	4,928,754	0.8	48,735,176	52,769,546	8.3
Domestic Traffic	3,277,770	3,345,818	2.1	30,467,403	32,913,792	8.0
International Traffic	1,609,572	1,582,936	(1.7)	18,267,773	19,855,754	8.7

Mexico Passenger Traffic
		September		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,569,259	1,710,341	9.0	13,369,220	15,759,432	17.9
CUN	Cancun	927,307	978,454	5.5	7,676,725	8,853,792	15.3
CZM	Cozumel	16,210	15,939	(1.7)	131,438	142,592	8.5
HUX	Huatulco	64,850	51,730	(20.2)	652,082	618,438	(5.2)
MID	Merida	235,413	246,828	4.8	1,945,353	2,445,615	25.7
MTT	Minatitlan	8,560	11,901	39.0	74,228	97,285	31.1
OAX	Oaxaca	84,413	118,822	40.8	773,972	1,075,145	38.9
TAP	Tapachula	37,079	43,572	17.5	354,214	390,730	10.3
VER	Veracruz	99,141	130,430	31.6	902,477	1,157,052	28.2
VSA	Villahermosa	96,286	112,665	17.0	858,731	978,783	14.0
International Traffic		1,323,578	1,259,654	(4.8)	15,602,696	16,721,911	7.2
CUN	Cancun	1,254,056	1,192,419	(4.9)	14,721,839	15,762,850	7.1
CZM	Cozumel	21,773	18,797	(13.7)	370,567	356,914	(3.7)
HUX	Huatulco	859	1,185	38.0	65,099	80,422	23.5
MID	Merida	19,847	20,905	5.3	192,759	244,222	26.7
MTT	Minatitlan	1,279	634	(50.4)	9,541	6,245	(34.5)
OAX	Oaxaca	14,671	14,173	(3.4)	141,204	162,345	15.0
TAP	Tapachula	1,412	949	(32.8)	10,784	13,201	22.4
VER	Veracruz	7,744	8,350	7.8	70,317	74,717	6.3
VSA	Villahermosa	1,937	2,242	15.7	20,586	20,995	2.0
Traffic Total Mexico		2,892,837	2,969,995	2.7	28,971,916	32,481,343	12.1
CUN	Cancun	2,181,363	2,170,873	(0.5)	22,398,564	24,616,642	9.9
CZM	Cozumel	37,983	34,736	(8.5)	502,005	499,506	(0.5)
HUX	Huatulco	65,709	52,915	(19.5)	717,181	698,860	(2.6)
MID	Merida	255,260	267,733	4.9	2,138,112	2,689,837	25.8
MTT	Minatitlan	9,839	12,535	27.4	83,769	103,530	23.6
OAX	Oaxaca	99,084	132,995	34.2	915,176	1,237,490	35.2
TAP	Tapachula	38,491	44,521	15.7	364,998	403,931	10.7
VER	Veracruz	106,885	138,780	29.8	972,794	1,231,769	26.6
VSA	Villahermosa	98,223	114,907	17.0	879,317	999,778	13.7

U.S. Passenger Traffic, San Juan Airport (LMM)
		September		% Chg	Year to date		% Chg
		2022	2023		2022	2023
SJU Total		628,379	779,645	24.1	7,714,993	9,276,974	20.2
Domestic Traffic		574,079	700,161	22.0	7,041,345	8,304,336	17.9
International Traffic		54,300	79,484	46.4	673,648	972,638	44.4

Colombia Passenger Traffic Airplan
		September		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,134,432	935,316	(17.6)	10,056,838	8,850,024	(12.0)
MDE	Rionegro	838,452	685,683	(18.2)	7,450,389	6,572,034	(11.8)
EOH	Medellin	112,778	106,948	(5.2)	928,022	908,002	(2.2)
MTR	Monteria	126,729	94,411	(25.5)	1,156,661	938,411	(18.9)
APO	Carepa	21,415	17,298	(19.2)	199,627	151,936	(23.9)
UIB	Quibdo	33,848	28,656	(15.3)	272,244	261,181	(4.1)
CZU	Corozal	1,210	2,320	91.7	49,895	18,460	(63.0)
International Traffic		231,694	243,798	5.2	1,991,429	2,161,205	8.5
MDE	Rionegro	231,694	243,798	5.2	1,991,429	2,161,205	8.5
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,366,126	1,179,114	(13.7)	12,048,267	11,011,229	(8.6)
MDE	Rionegro	1,070,146	929,481	(13.1)	9,441,818	8,733,239	(7.5)
EOH	Medellin	112,778	106,948	(5.2)	928,022	908,002	(2.2)
MTR	Monteria	126,729	94,411	(25.5)	1,156,661	938,411	(18.9)
APO	Carepa	21,415	17,298	(19.2)	199,627	151,936	(23.9)
UIB	Quibdo	33,848	28,656	(15.3)	272,244	261,181	(4.1)
CZU	Corozal	1,210	2,320	91.7	49,895	18,460	(63.0)

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com